Fuqin Fintech Limited

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

March 14, 2018

Via E-Mail

Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Fuqin Fintech Limited

Draft Registration Statement on Form F-1

Submitted December 7, 2017

CIK No. 0001723141

Dear Ms. Anagnosti:

We are in receipt of your comment letter dated January 3, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Cover Page

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have not made or authorized anyone to make any written communications to present to potential investors.

Prospectus Cover Page

2.	Please clarify whether you may extend the offering period beyond the initial 90 days even in the event the minimum offering threshold has not been reached by then. To the extent that the initial subscribers’ investment decision is relied upon a 90 day offering period, please discuss how such extension will be communicated to then outstanding subscribers, and whether you intend to send reconfirmation offers. We may have additional comments following review of your response and revised disclosures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we will update the disclosure once we finalize the terms with the Underwriter.

Prospectus Summary – Overview, page 2

3.	Please revise your disclosure here, and elsewhere as appropriate, to clarify when a borrower is determined to have defaulted on their loan (e.g., how many days delinquent a payment must be, etc.), thereby triggering repossession of the automobile collateralizing the loan by the professional asset protection team. Also, please revise to quantify the default rate of loans facilitated on your platform, by channel (e.g., online vs offline) for each quarter presented. To the extent changes or trends in defaults and / or the success of your asset protection team, including the repossession process, result in an impact on your financial results please provide appropriate discussion and analysis in your Management’s Discussion and Analysis (MD&A) section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a loan will be deemed to have defaulted when the borrower had missed the payment at the time of 18:00 o’clock on the repayment date and the borrower had not reached an agreement with the Company regarding the resolution of the loan repayment. When a loan is defaulted, our professional asset protection team will collect the car pledged on the loan. Please refer to the “Delinquency Rate” item in the MD&A section for our disclosure of the default rates. We would like to clarify for the Staff that the rates in the success of our asset protection team in collecting the pledged cars do not have a direct impact to the Company’s financial performance. It will, however, help the Company to decrease the delinquency rate of the loans facilitated through our platform, reflecting the Company’s risk management ability, improving the image of the Company’s brand in the market, and eventually have a positive impact on customer acquisition.

4.

We note your disclosure that a prepayment premium is imposed as a percentage of the amount prepaid and that a penalty for late payment is imposed as a percentage of the amount past due. Please revise to provide additional information regarding these fees and penalties, including but not limited to:

● Disclosing the amount charged for each period presented; and

● Clarifying who retains these amounts and if you retain them, the related accounting policies, and where these amounts are presented in your financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated this section of our registration statement to disclose the amount charged for the period presented and also clarified that these amounts were part of the lenders’ investment returns and were not retained by us. Therefore, they were not recognized and presented in our financial statements.

5.	Please identify your online lending marketplace. Between the 6.96% and 18% APR rate you charge borrowers, please tell us whether certain rates are more prevalent than others, and if so, disclose what that rate is.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that between the 6.96% and 18% APR rates, the most prevalent rate is 11.88%, which accounts for approximate 45.09% of the loans facilitated through our platform. Please refer to the Registration Statement for additional disclosure regarding the rate.

6.	We note that you frequently refer to “big data” throughout your disclosures. In an appropriate section of the filing, please provide your definition of what that term of art entails.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the term of “big data” refers to extremely large data sets that may be processed through professional technologies and techniques, analyzed computationally to reveal valuable patterns, trends, and associations, especially relating to human behavior and interactions. We have added a footnote in the “Overview” section to provide the definition of what that term entails.

Our Products and Services, page 3

Service Offered to Borrowers, page 3

7.	Please disclose how you have determined your leading competitive position in the auto- collateralized lending market.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a disclosure under the item of “Services offered to Borrowers” in “Our Services” section to disclose how we have determined we are a leading auto-collateralized lending platform in the market.

Our platform and the service process, page 4

8.	Please clarify during which stage(s) is your ARMS system implemented and the impact it has during its implementation.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the ARMS is used mainly at Stage 6 “Servicing and Asset Protection” of our service process. Since the implementation in late 2017, we had significant reduction in the involvement of human labors and optimized our work efficiency this process. Moreover, the effectiveness and risk identification function of the ARMS system will enhance our monitoring of the pledged auto and increase our collection rate when a loan a defaulted. Please refer to page 8 of the Registration Statement for added discussions.

Industry and Market Background, page 6

9.	Please revise your disclosures here and on page 64 to provide the basis for your disclosures related to market statistics both in China and the U.S. (e.g., penetration of auto finance industry), as well as qualify disclosure related to the adoption of Fintech in China given the recent regulatory developments aimed at regulating the cash loan operations in China (refer to Circular 141 and related regulations).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to reflect the source of the information. We also clarify for the staff that the Circular 141 regulates cash loans that do not rely on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on the part of customers, and no security to the loans, etc. Our auto title loans are secured by the car title, and thus are not regulated by Circular 141.

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Competitive Advantages, page 7

10.	You disclose that your business outlets are mainly located in the “third-, fourth- and fifth- tier cities in the northern part of China.” Please revise your disclosure to provide some context around what the different cited categories mean.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a disclosure under the “Competitive Advantages” section to provide some context around the Chinese tiered city system.

11.	At the end of page 7 you state that you have a quick and efficient approval system which can be as fast as 4 hours; however in the middle of page 4 you state that “typically” the process from initial application to disbursement of lenders’ funds takes one to two days. Please revise your disclosures for consistency.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure in the relevant sections, including page 7 as mentioned by the Staff, in the Registration Statement to clarify that our fund disbursement can take as fast as 4 hours to up to two days.

12.	We note your disclosure that so far your asset protection team has successfully repossessed thousands of cars upon borrowers’ delinquency. In order to better depict your competitive advantage in this regard, please quantify the success rate of the asset protection team in repossessing the automobiles collateralizing the loans.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as of the end of October 2017, our asset protection team has successfully repossessed 1,158 cars, representing a success rate exceeding 90%. We have added the success rate information in the respective section.

Offering Summary, page 10

13.	Please ensure that this chart and your other charts related to the results of your offering reflect the impact of the sales by the selling shareholders.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully assure the Staff that this chart and other charts related to the results of the offering will reflect the impact of the sales by the selling shareholders.

Risk Factors, page 14

Fraudulent activity on our marketplace could negatively impact..., page 18

14.	You indicate here that you are subject to risks of fraudulent activity and that you plan to implement requirements to prevent similar fraud incidents. Please revise your disclosure to discuss whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so and to the extent material, please quantify the amount(s) by which past fraudulent activities have increased your costs and expenses.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have not experienced any material business or reputational harm as a result of fraudulent activities in the past. We have revised the disclosure on page 18.

If our practice is deemed to violate any PRC laws, rules or regulations..., page 27

15.	We note that you have revised your relevant policies to stop facilitating loans with principal over RMB 200,000. If material, please quantify the number and value of the loans that you had to eliminate in order to comply with this Interim Measure. Also indicate if you were subject to any regulatory penalty for exceeding the limit.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in order to comply with this Interim Measure, we have declined, on a monthly basis, an average of 30 borrowing applications with principles over RMB 200,000. These declined borrowing applications represent a total loan value of approximately RMB 10 million. We have added new disclosure in this respective section to disclose this information. Current, we were not subject to any regulatory penalty as we have not exceeded the limit.

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If the PRC government deems that the contractual arrangements in relation to Hengye ..., do not comply with PRC regulatory restrictions on foreign investment in the relevant industries..., we could be subject to severe penalties..., page 23

16.	You disclose, among other things, that in the opinion of PRC counsel, the VIE structure is not in violation of existing PRC laws. Since Exhibit 8.2 appears to refer to PRC counsel’s opinion related to certain tax matters, please ensure that the opinion when filed, also encompasses PRC counsel’s opinion with respect to the VIE structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully assure the Staff that the PRC counsel’s opinion, when filed, will encompass their opinion with respect to the VIE structure.

PRC Regulation of loans to and direct investments in PRC... may delay us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries..., page 33

17.	It appears that you are conducting a concurrent private place with the IPO. Please explain.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factors that do not have a concurrent private placement. Our private placement financings are all disclosed in Item 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54 Overview, page 54

18.	Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we had revised our MD&A to include a discussion of changes in financial position. Please refer to the added last paragraph in the “Overview” section.

19.	In the last paragraph please balance your disclosure of revenue growth with a statement that the company continues to operate at a loss.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure in the respective paragraph under “Overview” section of MD&A to explain why the Company had increases in revenues but continued to incur net loss.

Loan Performance Rate, page 55

20.	We note your disclosure of the average delinquency rate here and elsewhere throughout the filing. Given the significance of the underlying loan data and statistics to your operating performance, please revise your disclosure to include additional detailed information for the underlying loan portfolio such as aging, delinquency and defaults, or default rates, separately for both the online channels such as the internet and mobile applications, as well as offline sources such as the on-the-ground sales teams in your business outlets. In addition to presenting this information on an average rate basis, to the extent it represents a material trend, please also consider disclosing relevant delinquency and default information on a quarter over quarter basis, in order to more effectively display how the portfolio aged over time as opposed to on average since inception.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a detailed disclosure regarding the average delinquency rates separated by ages, channels, and by quarter/period ends. Please refer to the added “Average Delinquency Rates” table under the “Loan Performance Rate” section.

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Ability to Maintain and Expand our Borrower in a Cost-Effective Manner, page 55

21.	We note your disclosure on page 55 that sales and marketing expenses were 75%, 104% and 319% of total operating revenue in the six months ended June 30, 2017 and the fiscal years ending December 31, 2016 and 2015, respectively. We also note your disclosure that the decrease in the percentage of sales and marketing expenses as a percentage of total operating revenues was attributable to increased loan facilitation revenue in 2016. Please revise to disclose the specific efforts undertaken by the company to improve the effectiveness of borrower acquisition which resulted in the continued decrease in the percentage of total sales and marketing expenses to total operating revenues from 319% in 2015 to 75% in the six months ended June 30, 2017. Please also revise to disclose the nature of the borrower acquisition expenses which are being incurred and any other key metrics that you use to evaluate the effectiveness of your sales and marketing programs.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that through our wide and rapid outlet openings, we have opened 40 new business outlets in 2016 and 20 new business outlets in the first half of 2017. The new outlets have enabled us to reach to more prospective borrowers, therefore increased our revenues. We have also optimized our loan approval process by reducing the materials required for applications and eliminating certain evaluation steps for certain qualified customers. These efforts have shortened the time for the borrowers to get the loans, enhanced customers experience, and therefore attracted more borrowers. While these efforts have increased our revenue, our sales and marketing expenses have not increased significantly in proportion with the increase of revenue. This was because the increase of revenue was primarily attributable to the rapid expansion in the number of our business outlets while our sales and marketing expenses have not significantly changed. Therefore, we have achieved a decrease in the percentage of sales and marketing expenses as a percentage of the total operating revenue from the year ended December 31, 2015 to the six months ended June 30, 2017 since the two accounts did not change proportionally. We have revised our disclosure accordingly in this respective section to incorporate our above discussions.

With regard to the borrower acquisition costs, they primarily include the sales persons’ salaries and commissions. These expenses are presented in the “Sales and Marketing Expenses” in our consolidated statement of operations and the key metric to evaluate the effectiveness of our sales and marketing programs is the average revenue generated by each sales person. We have also revised our disclosure accordingly in this respective section to incorporate our above discussions.

22.	Please revise to disclose your average borrower acquisition costs for each quarter presented and include a discussion and analysis of trends. Additionally, please tell us how you account for and where you present your lender acquisition costs, and to the extent practicable, revise to include a discussion of the acquisition or marketing costs attributable to each group (i.e., borrower or lender) individually.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a table to discuss our average borrower acquisition costs for each quarter presented. The costs have been reduced over the period mainly because of the positive impact brought by the continuing expansion of our services and market, which have increased our borrower acquisition efficiency and therefore reduced our costs. Lender acquisition costs are consisted of marketing expenses and advertising expenses. Lender acquisition costs are presented in the “Sales and marketing” line in our consolidated statement of operation in the financial statements. We acquired our lenders mainly through online channel and also through word-of-mouth among lenders. Therefore, the average acquisition costs for lenders is about $50, which is overall lower than the average borrower acquisition cost.

We have revised our disclosure accordingly in this respective section to incorporate our above discussions. We have also included a discussion with regard to the acquisition costs attributable to each group individually.

23.	We note your disclosure that the facilitation service rate that you charge borrowers for your services varies primarily depending on the duration of the underlying loan and the methods (either paying the principal and interest together in monthly installments or paying the interest first monthly and then repay the principal at maturity of the loan) that the borrowers choose to repay the lenders. Please revise your disclosure to breakdown the total amount or percentage of loans by method (i.e., paying principal and interest together vs. paying the interest first and then paying the principal at maturity of the loan) along with an enhanced discussion of how each method impacts pricing and the subsequent credit quality of the loans (e.g., delinquency, default, etc.).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the percentage of loans by the two methods (i.e., 1) paying principal and interest together vs. 2) paying the interest first and then paying the principal at maturity of the loan) is 82.04 % and 17.96% respectively. We would also like to clarify for the Staff that the different methods do not have a direct impact to the credit quality of the loans. However, through the percentage information of the different methods, the Company has noticed that principal and interest together method has a larger contribution to loan volumes facilitated through the Company. Therefore, the Company will design and initiate more competitive loans products surrounding this method in our future operations. We have revised our disclosure accordingly in this respective section to incorporate our above discussions. Please refer to added disclosure under section “Ability to Price Accurately”. We have also added the average delinquency rate by these two repayment methods. Please refer to the same section for this added information. With regard to how each method impact the pricing, it is discussed and disclosed in section “Loan Pricing Mechanism”. Please kindly refer to that section for detailed discussions.

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24.

Please revise your disclosure to include key operating metrics related to your borrowers including, but not limited to:

● The number, to the extent it is tracked, of transactions that you facilitate on a weekly/monthly/quarterly basis, as applicable;

● The number of borrowers, both new and repeat borrowers, that borrowed money during each quarter in the years presented;

● The total number of borrowers, both new and repeat borrowers, that borrowed money each quarter in the years presented; and

● The percentage of loan applications submitted by borrowers, both new and repeat borrowers, that were approved each quarter.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure titled “Key Operating Metrics related to Borrowers” at the end of the “Ability to Maintain and Expand our Borrower in a Cost-Effective Manner” section to discuss the key operating metrics related to the borrowers. Please refer to the added disclosure for full details.

Results of Operations – Operating expenses, page 57

25.	Please revise your disclosure here, and on page 59, to present the significant components of your sales and marketing expenses and general and administrative expenses, preferably in a tabular format. We note that on page F-13 you indicate that these expenses include customer acquisition incentive payments. Your revised disclosure should include information on these payments if they are material. Additionally, please revise to include an enhanced discussion and analysis of any material fluctuations or trends related to such expenses.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosures to disclose the significant components of our sales and marketing expenses and general and administrative expenses in tabular format for the years ended December 31, 2016 and 2015, and the six-month periods ended June 30, 2017 and 2016. The customer acquisition incentive payments were primarily attributable to the salespersons’ commissions, which are also included in the added tabular disclosure. Please refer to the respective sections for our additional disclosures.

Financing Activities, page 61

26.	Please disclose whether the loans by the major shareholders to the company continue to be outstanding. If so, please disclose the loan terms, as well as file any agreements entered into as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that on November 21, 2017, we have repaid $1.9M of the shareholder loans and the remaining balance continue to be outstanding. We have included additional disclosure, including the loan terms in this section. Please refer to updated disclosure. There was no formal written agreements with regard to these shareholder loans. Rather. The terms and amounts of the loans were determined through informal oral agreements.

Operating Activities, page 62

27.	At the end of page 62, please revise to explain the process and timing when Fortunes Zhuoyue pays the company the fees from the loan facilitation services.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that at the end of each month, the Company will summarize the total amount of loan facilitation service fees processed through Fortunes Zhouyue and verify the corresponding loan facilitation services. The Company does not have a fixed date with regard to when to request the withdrawal of the fees from Fortunes Zhouyue. The Company will take in consideration the need for working capital for its daily operations before making a request to Fortunes Zhouyue. We have updated our disclosure in this section to explain the process.

Critical Accounting Policies, page 63

28.	We note that your discussion of your critical accounting policies simply refers a reader to Note 2 of your financial statements which appears to include a summary of all of your significant accounting policies. Please revise to include a discussion of your critical accounting policies that require significant judgments, assumptions and estimates and that may have a material impact on your financial condition and results of operations and on the comparability of reported information over different reporting periods.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure under the “Critical Accounting Policies” section to cover the significant judgments, assumptions and estimates.

Business, page 64

Overview, page 64

29.	Please enhance the disclosure related to the financial condition and size of the business of your customers to better understand your statement that you believe them to be underserved by the large financial institutions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have expanded our disclosure in the “Overview” section of “Business” to explain our statement as to why we believe our customers were underserved by the large financial institutions. Please kindly refer to the added disclosure in the section.

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30.	We note your disclosure of the total amount of loans facilitated through your marketplace on pages 2, 14 and 64. Please revise these disclosures to breakdown the total amount of loans facilitated by loan channel (e.g., on-line, off-line, etc.). Also, to the extent changes or trends in originations by channel result in an impact on your origination volume and / or financial results, please provide an appropriate discussion and analysis.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosures in these respective sections to include the breakdown of the total amounts of loans facilitated by on-line and off-line channels. Please refer to these respective sections for full details of the added disclosures.

31.	As a related matter, please revise your discussion of loans facilitated through your marketplace to quantify the amount of loans facilitated by targeted customer (e.g., consumer, micro, small and medium sized enterprises and sole proprietors in the less developed regions of China). To the extent changes or trends in facilitations by customer type result in an impact on your origination volume and / or financial results, please provide an appropriate discussion and analysis.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we currently do not differentiate or categorize our loan facilitation services by targeted customers (such as small and medium sized enterprises and sole proprietors). We categorize our customers on the basis of their selected repayment methods. Currently, our customers have two categories based on repayment methods, which are customers (borrowers) 1) paying principal and interest together and 2) paying the interest first and then paying the principal at maturity of the loan. As of October 31, 2017, the total amount of loans accounted for by these two categories of customers was RMB 1,572,318,400 (USD 234,660,946) and RMB 295,681,600 (USD44, 129,054) respectively.

32.	We note your disclosure on page 64 that your borrowers and lenders come from a variety of channels, including online sources, such as the internet and your mobile applications, as well as offline sources, such as the on-the-ground sales teams in your business outlets. We also note your disclosure here, on pages 2 and 4, and elsewhere in the filing, of the total amount of loans facilitated and average amounts invested through your platform by lenders. Please revise to provide this information disaggregated by channel (e.g., online vs offline).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosures in these respective sections to discuss the breakdown of the total amounts of loans facilitated by on-line and off-line channels and to discuss the average amounts invested through our platform by lenders disaggregated by channels as well. Please refer to these respective sections for full details of the added disclosures.

33.	Please revise to disclose if you provide any compensation or benefit to individuals or entities such as lending institutions that refer borrowers to your platform.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to disclose the compensation we provided to individuals or entities that referred borrowers to our platform. Please refer to the added disclosure at the end of the “Overview” in the “Business” section.

34.	Please revise to disclose if you have any formal or informal agreements with individuals or entities such as lending institutions to refer borrowers to your platform.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we only enter into formal agreements with legal entities to refer borrowers to our platform. There are no informal agreements and we do not enter agreements with individuals for such referral services. We have added this disclosure at the end of the “Overview” in the “Business” section.

35.	Please revise here and throughout your filing as appropriate to clarify and expand on your role in collecting payments from borrowers and how this process impacts your financial results.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure to discuss our role in collecting payments from the borrower. In order to ensure the risk of the loan is effectively controlled, our asset protection team will install a GPS tracking device on the car when a borrower brings the car to one of our outlet. In the event of default, our asset protection team will locate the position of the car through the previously installed GPS device. The asset protection team will work on a detailed plan to repossess and control the collateralized car. The team will then either use the spare key that the Company obtained from the borrower during loan facilitation or tow the car directly to repossess the car. The Company will then contact the borrower to negotiate for repayment of the loan. When the Company and the borrower reached an agreement to repay the loan, the car will be returned to the borrower after the loan is repaid. If a repayment agreement cannot be reached, the Company will dispose of the car to repay the loan amount. The Company’s role in this repossession process does not have a direct impact to the Company financial results. However, the results of an excellent risk management over this process will help us build up the market influence of our brand image, eventually having a positive impact on customer acquisition. Please refer to the end of the “Overview” in the “Business” section for our revisions.

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36.	Please revise to disclose the costs associated with the collateral repossession process for each period presented along with a discussion of the underlying reasons for any significant fluctuation in costs between periods or related trends.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the direct costs related to the collateral repossession were the salaries costs of our asset protection team and the costs of the relevant repossession tools. There were no other material costs incurred by Fuqin in the repossession process. Fuqin does not charge any loan default penalty and interest nor does Fuqin retain the premium from the sales of the cars. The repossession costs associated with our asset protection team were $nil, and $5,288 for the years ended December 31, 2015 and 2016, and $84,056 for the period ended October 31, 2017 respectively. We have added discussions to disclose this information. Please refer to the end of the “Overview” in the “Business” section for our revisions.

37.

Please revise to disclose the following as it relates to the collateral repossession:

● In the event of default, who takes control of the collateral;

● In the event of default, who has legal title to the collateral;

● Whether you bear all of the costs associated with collection and repossession of the collateral; and

● Whether you are reimbursed for any of the costs associated with collection and repossession of the collateral.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in the event of default, our asset protection team will repossess and control the collateral. When the borrower submitted its borrowing application, the borrower’s car will go through official pledge asset registration process at the local Department of Motor Vehicle and Fuqin will have the legal ownership over the pledged asset. Other than the salary costs of our asset protection team and the costs of the relevant repossession tools, Fuqin does not bear any costs associated with collection and repossession of the collateral. We have added discussions to disclose this information. Please refer to the end of the “Overview” in the “Business” section for our revisions.

Corporate History and Structure, page 65

38.	Please revise your disclosures to clearly identify Fuqin Jinkong as the PRC Wholly Foreign Owned Entity, which has entered into the various VIE contractual arrangements with Hengye. In addition, please explain how the Reorganization pursuant to which Keen Point will become one of your wholly owned subsidiaries, will change the dynamic of your current VIE structure. In addition, please expand your disclosure to describe how Keen Point and Huizhong fit within your corporate structure. We note that Keen Point is a holding company and Huizhong is in “leasing.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to clearly identify Fuqin Jinkong is a PRC Wholly Foreign Owned Entity and it has entered into various contractual arrangement with Hengye and its shareholders. The reorganization will not affect our current VIE structure, as we do not plan to set contractual arrangement between Huizhong and Hengye. We plan to start financial leasing of automobile and equipment through Huizhong.

39.	Please revise your disclosures to explain how the business of each of Hengye, Yidai, Pucheng and Fuqin Factoring as described on page 66 relate to the auto title financing business. For example, we note that Yidai is involved in “international trade consulting, investment consulting, management consulting and corporate development.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Hengye is a VIE of the Company that provides the online lending platform to borrowers and lenders for loan matching services. All the loan facilitations are currently completed through Hengye’s lending platform. Yidai’s principal activities are to search for new borrowers who need liquidity and are interested in getting an auto title loan, to collect the borrowers’ information, and to conduct necessary procedures to assist with the completion of loan borrowing. Pucheng’s principal activities are to conduct risk assessment and management over the borrowers who submitted borrowing applications. Fuqin Factoring currently does not have any substantial business activities. However, it has the qualification to conduct factoring business inside China, therefore providing an important base for us to introduce factoring services in the future. We have expanded our discussions on the business of these entities. Please refer to the added disclosure in this section.

40.	Please revise your registration statement to file all material contracts, such those relating to your VIE organizational structure as described in Note 2 to your Consolidated Financial Statements for the fiscal year ended December 31, 2016. Refer to Item 8 of Form F-1 and Item 601 of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the VIE agreements as exhibits to the registration statement.

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Services offered to Borrowers, page 68

41.	We note your disclosure that all loans facilitated through your platform have terms from 1 month to 24 months. Please enhance your disclosure to include the weighted average term of loans facilitated for each period presented. In connection with this disclosure, please also provide appropriate discussion and analysis of any significant changes or trends.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have enhanced our disclosure to include the average term of loans facilitated for each period presented and also discussed the significant changes. Please refer to the respective section under “Services offered to Borrowers” for our revisions.

42.	We note your disclosure that the APRs for the auto title loans on your marketplace currently range from 6.96% to 18%, which comprises a fixed interest rate to be paid to the lenders and a facilitation service fee rate that is charged to borrowers for your services. Please revise your disclosure here, and elsewhere as applicable, to break down the range of APR between these two components (i.e., fixed interest rate paid to the lenders vs. facilitation service fee rate charged for your services). In addition, please revise to disclose the weighted average APR, broken down between interest rate and service fee charged, for each period presented. In connection with this disclosure, please also include an enhanced discussion and analysis of any significant changes or trends.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our original disclosure in this section was fully accurate. Our service fee does not have any relationship with the ARP. The ARP is paid by the borrowers to the lenders. Our facilitation service fee is a standalone fee that we charge the borrower separately. We have revised our disclosure in “Services offered to Borrowers” sections on both page 3 and page 68 accordingly.

43.	As a related matter, we note your disclosure on pages 3 and 68 that the APR paid by borrowers to lenders ranges from 6.96% to 18%, with the specific rate charged dependent upon a risk assessment of the borrower and the value of the automobile. Please revise your disclosure to clarify, if true, that only the fixed interest rate of this APR is paid to the lender, whereas the portion of the APR attributable to service fee rate for matching borrowers with lenders is paid to the Company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as we responded in Question 42 above, our service fee does not have any relationship with the ARP, which is paid by the borrowers to the lenders in full APR amount. Our facilitation service fee is a standalone fee that we charge the borrower separately. We have revised our disclosure in “Services offered to Borrowers” sections on both page 3 and page 68 accordingly.

44.	We note your disclosure that for the years ended 2015, 2016, and the 10 months ended 2017, the average amounts for the auto title loans you facilitated were approximately RMB 220,000 (USD 35,380), RMB 87,000 (USD 13,100), and RMB 96,000 (USD 14,473) respectively. Please revise your filing to discuss the underlying reasons for the decrease in the average amounts for loans facilitated through the platform. To the extent changes or trends in the average amounts for the auto title loans facilitated results in an impact on your origination volume and / or financial results, please provide an appropriate discussion and analysis.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the decrease in the average loan amounts from 2015 to 2017 was due to the wider variety of borrowers we acquired through rapid expansion of our business. The rapid growth in the number of borrowers has resulted in a dilutive effect to the average loan amount facilitated by us. The change in the average loan amount, however, does not have direct effect to our financial results. We have added more disclosure to reflect our above discussion regarding change.

Loan pricing mechanism, page 69

45.	Please disclose the range of the services fees that you charge on your loans and any formula or mechanisms you utilize to determine each fee. Please also disclose whether the service fee is paid in full when the loan is first funded and what funds are used for making such payment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a new disclosure regarding the range of the service fees and the mechanisms we use to determine the fees. The facilitation service fee will be paid by the borrower when the loan is first funded (disbursed) and the fee can be paid either by the borrower’s own money or deducted from the loan to be disbursed to the borrower. Please refer to the “Loan pricing mechanism” section for our added disclosure.

46.	Please revise your disclosure here, and elsewhere in the filing as applicable, to better describe how your borrower segmentation based on the borrowers’ credit and the value of the automobiles relates to these ranges of total overall fees charged to the borrower.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the classification of borrowers is only based on the repayment methods of the loans. We currently do not classify our borrowers based on credits and value of the automobiles. Please refer to our response to Question 45 above for the new disclosure, which provides discussion regarding how the classification based on repayment methods relate to the ranges of overall facilitation fees.

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Services offered to lenders, page 69

47.	Please provide greater detail as to how a potential lender is able to participate in your marketplace. Such details should include any process you use to solicit, verify or screen potential lenders, how a lender is able to decide what loans or types of loans s/he may be a part of, and whether a lender has the opportunity to decline to participate in a specific loan with which you have matched the lenders funds to.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added more disclosure regarding the details about the lenders’ participation in our marketplace, our lenders acquisition process, and how lenders are able to decide what loans to invest in. Please refer to “Services offered to Lenders” section for our added disclosure.

48.

You disclose that you provide flexibility to the lenders with different thresholds and exit times. Please address the following:

● Please disclose whether an individual loan can by funded by different number of borrowers;

● Please provide hypothetical examples involving different threshold amounts and different exit times and how this flexible structure may impact the overall loan;

● Since the loan is secured by the security interest in the title of the borrower’s vehicle, how is that interest perfected when dealing with different loan thresholds and different exit times;

● To the extent that there are trends to funding sources, please disclose what they are (i.e., types of lenders, percentage of loans generated by a distinct number of lenders.)

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff’s that we have added more disclosure to address the staff’s comments in this question. Please refer to the end of the “Services offered to Lenders” section for our added disclosure.

49.

We note your disclosure that you currently do not charge any fees for services provided to lenders. Please revise your disclosure here, or elsewhere as applicable, to include key operating metrics related to your lenders including, but not limited to:

● the reinvestment rate of existing lenders during each quarter in the years presented;

● the number of new lenders that made an investment during each quarter in the years presented;

● the total number of lenders that made an investment during each quarter in the years presented; and

● the average loan amount and average number of loans held by each lender.

Please consider providing this information disaggregated between investments by channel, including online sources, such as the internet and your mobile applications, as well as offline sources, such as the on-the-ground sales teams in your business outlets. Also, consider disaggregating this information between investments by type of investor, if applicable (e.g., individual investor, trusts, institutional investors, etc.).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure regarding the key operating metrics related to our lenders. Please refer to the added disclosure under “Fee charged to lenders” in “Services offered to Lenders” section.

Our platform and the service process, page 70

50.	Please disclose the percentage of applicants who start Stage 1 and end getting funded.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the percentage of applicants who start Stage 1 and end getting funded was 92% as of October 31, 2017. Please refer to the added disclosure above the item titled “Competition” under “Our platform and the service process” section.

51.	We note that in Stage 2: Car Evaluation you “invite the prospective borrower to bring the car to one of [y]our business outlets” and that you also utilize big data to confirm the value of the car. Clarify here and through your discussion whether a borrower is required to bring in her car to one of your business outlets prior to receiving a loan. If not, please describe all of the details regarding deciding which potential borrowers are or are not required to physically go to one of your business centers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the prospective borrower is required to bring his/her car to our business outlets for physical evaluation prior to receiving a loan. We have added new disclosure to clarify this. Please refer to this section for the new disclosure.

52.	You indicate in Stage 4: Anti-Fraud, Credit Assessment, and Decision-making that you conduct research to ensure that there is no outstanding lien or judgment against the car. This appears to be inconsistent with your risk factor disclosure on page 18 that indicates that you currently do not have a comprehensive way to determine whether borrowers have obtained other loans. Please revise your risk factor to better define what your limitations are in ensuring that there are no outstanding liens or judgements against the car.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the legal title of a pledged vehicle cannot be owned by two parties (e.g. between borrower and lender or between borrower or the loan facilitator) in China. When the borrower submits loan application and goes through the vehicle pledge registration with the local Department of Motor Vehicle, we can effectively verify whether the vehicle is associated with any other loans that have used the vehicle as a collateral. Whereas our discussion on page 18 refers to other loans that do not have the borrower’s vehicle as a collateral, we do not have a comprehensive way to determine whether the borrower have other loans that do not use the borrower’s vehicle as a collateral.

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Stage 6: Servicing and Asset Protection, page 71

53.	Please disclose here when you declare a loan delinquent and when thereafter you engage your asset protection team. In addition, please disclose the percentage of the collected pledged cars that are sold off, and the percentage which loans are paid prior to a disposition.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a loan will be declared to have defaulted when the borrower had missed the payment at the time of 18:00 o’clock on the repayment date and the borrower had not reached an agreement with the Company regarding the resolution of the loan repayment. When a loan is defaulted, our professional asset protection team will be deployed to collect the car. As of October 31, 2017, 53.23% of the defaulted loans were settled prior to disposition, 32.51% of the collected cars were sold off and the remaining collected cars were still pending for negotiations with the borrowers for final resolutions of repayments. Please refer to the end of this section for our added disclosure.

Research and Development, page 75

54.	Please disclose the scope of the agreement you have entered with “one of the largest US subprime auto loan tracking software companies” and how this development would impact your business.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff’s that we have not entered into any written agreement with the US software company. We and the US software company have expressed our intent to work together to improve the technology for post-loan management and we plan to enter into such an agreement in the future. We have revised the registration statement to clarify.

Related Party Transactions, page 93

55.	Please describe the nature and extend of the transactions with the listed related parties. Refer to Item 7.B. of Part I of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff’s that we have added discussions to disclose the nature and extent of the related party transactions. Please see this section for our revisions.

Underwriting, page 113

Fees, Commissions and Expense Reimbursement, page 113

56.	Please file the underwriter warrant agreement as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we will file a copy when a draft is available.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies – Revenue recognition, page F-37

57.	We note your disclosure here and on page F-10 describing the loan facilitation process. Your disclosure states that once a loan is listed on your marketplace, lenders may then subscribe to a loan and that once fully subscribed, funds are then drawn from the escrow account to the borrower’s account. We also note your disclosure on page 5 referencing an “...automated investing tool that uses an algorism (sic) to match the lenders with the borrower”. Please revise your disclosure to clarify whether lenders are able to select the loans to subscribe to or whether this process is handled entirely by the automated investing tool.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that lenders can decide which specific loans to subscribe based on the loans listed on our marketplace. However, if a lender manually chooses which specific loan to subscribe, the lender may not achieve an efficient subscriptions of the listed loans. Therefore, our marketplace has provided an automated investing tool to help make automatic loan subscriptions on behalf of the lender to make the subscriptions more efficient. Under these circumstances, once the lender has authorized his or her use of the automated investing tool, the lender cannot decline to subscribe to a loan once the loan is automatically matched by the tool on behalf of the lender. We have revised our disclosure to clarify this. Please refer to Note 2, page F10 of our Consolidated Financial Statements for our revisions.

58.	We note your disclosure on page F-38 that you consider borrowers as your sole customers. Given your disclosure that your principal activity is to provide a platform and intermediary lending services to connect borrowers with lenders, and the descriptions of various services offered to lenders (investors) on pages 3and 69, please tell us how you determined that lenders are also not your customers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we only charge service fee to the borrower for our facilitation services and have not charged any service fees to the lender. Therefore, we only consider borrowers as our sole customers.

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We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

Fuqin Fintech Limited

By:	/s/ Xingliang Li
Name:	Xingliang Li
Title:	Chief Executive Officer

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